UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Dollar Thrifty Automotive Group, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
256743105
(CUSIP Number)
Edward Larmann
Senator Investment Group LP
1330 Avenue of the Americas, 26th Floor
New York, New York 10019
(212) 376-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 22, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	256743105

1	NAMES OF REPORTING PERSONS Senator Investment Group LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,461,000 (includes Shares underlying call options. See Item 5.)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,461,000 (includes Shares underlying call options. See Item 5.)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,461,000 (includes Shares underlying call options. See Item 5.)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

Page 2 of 6 Pages

CUSIP No.	256743105
This Amendment No. 3 supplements the information set forth in the Schedule 13D filed by the Reporting Person (as defined therein) with the United States Securities and Exchange Commission on April 29, 2010 (the “Initial Schedule 13D”), and amended by Amendment No. 1 on August 6, 2010 (the “First Amendment”) and Amendment No. 2 on August 27, 2010 (the “Second Amendment” and together with the Initial Schedule 13D and the First Amendment, the “Schedule 13D”), relating to the shares of Common Stock, par value $0.01 per share (the “Shares”) of Dollar Thrifty Automotive Group, Inc., a Delaware corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer.
Item 5(a)-(b) of the Schedule 13D is hereby amended and restated as follows:
(a) – (b) As of July 30, 2010, the number of Shares outstanding was 28,682,873 according to the Issuer’s Form 10-Q filed on August 3, 2010. As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 1,461,000 Shares (including Shares underlying call options), which is approximately 5.09% of the total number of Shares outstanding. The Reporting Person disclaims beneficial ownership of the securities included in this Schedule 13D and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 13D or any other purpose. The Reporting Person has sole power to vote and sole power to dispose of the 1,461,000 Shares (including Shares underlying call options).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and restated as follows:
Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the Issuer.
The Reporting Person has purchased American-style call options referencing an aggregate of 1,211,000 Shares, which expire on October 16, 2010. Each option contract entitles the Reporting Person to purchase 100 Shares. These agreements provide for physical settlement. These agreements do not give the Reporting Person direct or indirect voting, investment, or dispositive control over the Shares to which these agreements relate.

Item 7.	Material to be Filed as Exhibits.
Exhibit A — Transactions in the Shares effected in the past 60 days

Page 3 of 6 Pages

CUSIP No.	256743105
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 24, 2010	SENATOR INVESTMENT GROUP LP
	By:	/s/ Edward Larmann
	Name:	Edward Larmann
	Title:	Chief Financial Officer

Page 4 of 6 Pages

CUSIP No.	256743105
EXHIBIT A
Transactions in the Shares of Dollar Thrifty Automotive Group, Inc. effected in the past 60 days

	Date of	Nature of	Number of		Price per
For the Account of	Transaction	Transaction	Shares		Share
Senator Global Opportunity Master Fund L.P.	8/4/2010	Open Market Purchase	300,000	(1)	$2.05	(2)
Senator Global Opportunity Master Fund L.P.	8/4/2010	Open Market Purchase	15,000	(1)	$2.00	(2)
Senator Global Opportunity Master Fund L.P.	8/4/2010	Open Market Purchase	262,300	(1)	$1.971	(2)
Senator Global Opportunity Master Fund L.P.	8/4/2010	Open Market Sale	175,000		$48.90
Senator Global Opportunity Master Fund L.P.	8/4/2010	Open Market Sale	75,000		$48.7215
Senator Global Opportunity Master Fund L.P.	8/4/2010	Open Market Sale	235,000		$48.8527
Senator Global Opportunity Master Fund L.P.	8/4/2010	Open Market Sale	110,110		$48.6094
Senator Global Opportunity Master Fund L.P.	8/5/2010	Open Market Purchase	150,000	(1)	$1.845	(2)
Senator Global Opportunity Master Fund L.P.	8/5/2010	Open Market Sale	83,074		$48.0381
Senator Global Opportunity Master Fund L.P.	8/5/2010	Open Market Sale	100,000		$48.0503
Senator Global Opportunity Master Fund L.P.	8/5/2010	Open Market Sale	21,826		$47.8558
Senator Global Opportunity Master Fund L.P.	8/6/2010	Open Market Purchase	72,700	(1)	$1.8972	(2)
Senator Global Opportunity Master Fund L.P.	8/12/2010	Open Market Sale	50,000		$48.987
Senator Global Opportunity Master Fund L.P.	8/12/2010	Open Market Sale	7,300		$48.643
Senator Global Opportunity Master Fund L.P.	8/12/2010	Open Market Sale	538		$48.2616
Senator Global Opportunity Master Fund L.P.	8/12/2010	Open Market Sale	17,162		$47.9126
Senator Global Opportunity Master Fund L.P.	8/12/2010	Open Market Purchase	75,000	(1)	$2.4067	(2)
Senator Global Opportunity Master Fund L.P.	8/13/2010	Open Market Sale	25,000		$47.55

Page 5 of 6 Pages

CUSIP No.	256743105

	Date of	Nature of	Number of		Price per
For the Account of	Transaction	Transaction	Shares		Share
Senator Global Opportunity Master Fund L.P.	8/13/2010	Open Market Purchase	25,000	(1)	$2.15	(2)
Senator Global Opportunity Master Fund L.P.	8/26/2010	Open Market Sale	7,500		$48.0257
Senator Global Opportunity Master Fund L.P.	8/26/2010	Open Market Sale	42,500		$47.8142
Senator Global Opportunity Master Fund L.P.	8/27/2010	Open Market Sale	50,000		$47.7596
Senator Global Opportunity Master Fund L.P.	8/27/2010	Open Market Sale	40,000		$47.86
Senator Global Opportunity Master Fund L.P.	8/27/2010	Open Market Sale	10,000		$48.04
Senator Global Opportunity Master Fund L.P.	8/30/2010	Open Market Sale	50,000		$48.0537
Senator Global Opportunity Master Fund L.P.	8/30/2010	Open Market Sale	42,800		$47.969
Senator Global Opportunity Master Fund L.P.	8/31/2010	Open Market Sale	7,200		$47.8232
Senator Global Opportunity Master Fund L.P.	8/31/2010	Open Market Sale	37,947		$47.541
Senator Global Opportunity Master Fund L.P.	9/13/2010	Open Market Purchase	111,000	(1)	$1.5049	(2)
Senator Global Opportunity Master Fund L.P.	9/22/2010	Open Market Sale	200,000		$50.9188
Senator Global Opportunity Master Fund L.P.	9/22/2010	Open Market Purchase	200,000	(1)	$1.6188	(2)
Senator Global Opportunity Master Fund L.P.	9/23/2010	Open Market Sale	100,000		$52.46
Senator Global Opportunity Master Fund L.P.	9/23/2010	Open Market Sale	150,000		$52.51
Senator Global Opportunity Master Fund L.P.	9/23/2010	Open Market Sale	50,000		$52.61
Senator Global Opportunity Master Fund L.P.	9/23/2010	Open Market Sale	50,000		$52.46
Senator Global Opportunity Master Fund L.P.	9/24/2010	Open Market Sale	100,000		$50.89
Senator Global Opportunity Master Fund L.P.	9/24/2010	Open Market Sale	150,000		$50.94

(1)	Shares underlying American-style call options purchased by Senator Global Opportunity Master Fund L.P., which expire on October 16, 2010.

(2)	This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $50.

Page 6 of 6 Pages